Dragon Pharmaceutical Inc.
                        1055 Hastings Street, Suite 1900
                       Vancouver, British Columbia V6E 2E9


                                      October 29, 2004

VIA EDGAR

Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re: Application for Withdrawal of Registration Statement on Form S-4 (No. 333-117428)
           -------------------------

Dear Sir/Madam:

     Pursuant to Rule 477 of the Securities Act of 1933, as amended, Dragon Pharmaceutical Inc., (the "Company") hereby respectfully requests that the above-referenced Registration Statement be withdrawn and that an order of the Commission granting such withdrawal be granted.

     The withdrawal of the Registration Statement is in response to the Staff of the Division of Corporation's comment letter in connection with the above-referenced Registration Statement. This letter will also confirm that no shares of the Company's common stock were sold pursuant to the Registration Statement. Accordingly, the Company respectfully submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

     Should you have any questions or comments, please do not hesitate to contact Daniel B. Eng, Esq. of Bartel Eng & Schroder, a Law Corporation, counsel to the Company, at (916) 442-0400.

                                       Very truly yours,
                                       Dragon Pharmaceutical Inc.


                                       By: /s/ Alexander Wick
                                       -----------------------------------
                                       Alexander Wick
                                       Chief Executive Officer